5

04024121

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME City e-Solutions Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 07 2004
THOMSON FINANCIAL

FILE NO. 82- 3667 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 4/6/04

Your reference:
File No. 82-3667

04 APR -5 AM 7:21

ARLS
12-31-03

ces.

City e-Solutions Limited

Annual Report 2003

MISSION

To create value for businesses by being a premier solutions provider, through leveraging our domain expertise, capital base and technology.

CONTENTS

.FINANCIAL HIGHLIGHTS


2002
629,473
609,566
20,489
33,106
PROFIT BEFORE TAXATION
PROFIT AFTER TAXATION ATTRIBUTABLE TO SHAREHOLDERS
TURNOVER
TOTAL SHARE CAPITAL AND RESERVES
TOTAL ASSETS

	2003	2002
NET TANGIBLE ASSETS PER SHARE (HK$)	$1.51	$1.45
EARNINGS PER SHARE (HK cents)	8.64 cents	5.35 cents

FOREWORD BY CHAIRMAN

I am pleased to report that the Group recorded a higher turnover and improvement in net profit attributable to the shareholders of HK$33.1 million, representing an increase of 61.6%, as compared to a net profit of HK$20.5 million in 2002.



Kwek Leng Beng
Chairman



On behalf of the Board of Directors, I am pleased to present the Group's results for the financial year ended 31 December 2003 ("FY2003").

The Group, through its 85% subsidiary, SWAN Holdings Limited Group ("SWAN"), has most of its activities in the United States. SWAN continued to face a challenging operating environment in 2003. Demand in the US Hospitality industry was impacted by the Iraq war and continued spending constraints by the corporations which restricted corporate travel throughout 2003 due to economic and political uncertainties. The subdued level of travel, particularly the corporate segment, has adversely affected the revenues of SWAN, which are aligned to business volume and revenue stream of its hotel customers.

In the year under review, the Group recorded a turnover of HK$84.9 million comprising mainly revenue contribution of HK$59.0 million from SWAN in the US and investment related income of HK$24.0 million. SWAN's revenue saw a decline of approximately 5.9% from the previous year due to macro economic factors, rationalization of its risk management services and cessation in provision of accounting services in 2003. Our total investment income rose by 84.2% from the previous year due to the dividend income received on the Group's equity securities which managed to offset a substantial reduction in interest income due mainly to declining interest rates during the year.

For 2003, I am pleased to report that the Group recorded a higher turnover and improvement in net profit attributable to the shareholders of HK$33.1 million, representing an increase of 61.6%, as compared to a net profit of HK$20.5 million in 2002. This significant improvement was due to dividend income received on the equity securities and SWAN reporting a pre-tax profit of HK$3.3 million for the year in review as compared to a loss of HK$14.3 million in 2002. The major contributing factors to SWAN's improved performance in 2003 was the absence of one-time restructuring charge of HK$13.5 million incurred in 2002 and SWAN's reduced operating cost base in 2003 resulting from the restructuring carried out in 2002.

SWAN continued to focus its business development efforts on the hotel management and reservation and advisory businesses. During the year in review, it has achieved some successes in signing new contracts for both business units. In particular, the reservation and advisory business units have increased its number of contracts to 138 at year end compared to 126 at the end of 2002.

Basic earnings per share for the year under review was HK8.64 cents calculated on 383,125,524 ordinary shares in issue during the year. The Group's Net Tangible Assets backing per share increased to HK$1.51 from HK$1.45 in 2002. The Board proposed a final dividend of HK3 cents per share for the year under review.

PROSPECTS

The economic environment in the United States is showing increasing signs of recovery in the coming year. We will continue to grow the business while vigorously containing costs at a level commensurate with the level of business activities. The hotel management, as well as the reservation and advisory business units, continue to work on many potential contracts and are optimistic of converting some of these into multi-year contracts in 2004. We will continue to search for suitable investment opportunities in 2004 to augment earnings.

On behalf of the Board of Directors, I would like to thank our customers, business partners, shareholders, management and staff for their continued support during this challenging year.

Kwek Leng Beng
Chairman
19 February 2004

CORPORATE INFORMATION

Chairman and Managing Director
Kwek Leng Beng

Chief Executive Officer & Executive Director
Vincent Yeo Wee Eng

Executive Directors
Kwek Leng Joo
Kwek Leng Peck
Gan Khai Choon
Lawrence Yip Wai Lam

Directors
Wong Hong Ren
Hon. Chan Bernard Charnwut
Dr Lo Ka Shui
Lee Jackson @ Li Chik Sin

Audit Committee
Lee Jackson @ Li Chik Sin *(Chairman)*
Hon. Chan Bernard Charnwut

Company Secretary
Brian Tsang Link Carl

Auditors
KPMG
Certified Public Accountants, Singapore

Principal Bankers
The Hongkong and Shanghai Banking Corporation Limited
Standard Chartered Bank

Registrars
Principal Registrar
Computershare Hong Kong Investor Services Limited

Branch Registrar
Maples and Calder, Cayman Islands

Principal Office
2803, 28th Floor Great Eagle Centre
23 Harbour Road
Wanchai
Hong Kong

Singapore Branch
36 Robinson Road
#04-01 City House
Singapore 068877

Business Address
390 Havelock Road
#02-01 King's Centre
Singapore 169662

Registered Office
C/o Maples and Calder
P.O. Box 309, Grand Cayman
Cayman Islands
British West Indies

Legal Advisors
Hong Kong
Iu, Lai & Li Solicitors & Notaries

Cayman Islands
Maples & Calder, Attorneys-at-Law

Products and Services

[illegible] Hospitality Services

[illegible] Hospitality Resources

[illegible]

[illegible]

PRODUCTS AND SERVICES

SWAN, a 'ces' 85%-owned subsidiary, is a multi-service company providing integrated and affordable solutions to the hospitality industry. SWAN can help hoteliers manage their properties smarter, more competitively, and more cost effectively, all under the banner of one comprehensive service company.

The primary driver of success is SWAN's ability to improve the operating performance of the clients' hotels. It has established a proven track record of helping hotel owners maximise profitability and increasing the value of their assets.

SWAN tailors practical and profitable solutions for owners and operators to address current challenges of the hospitality industry. It focuses on providing individualized service to each of the clients to meet specific operating requirements of their respective hotels.

The SWAN team offers a host of value-added services and expertise in all facets of hotel operation through its four business divisions: Richfield, Sceptre, Shield and Source.

RICHFIELD HOSPITALITY SERVICES (HOTEL MANAGEMENT)

Richfield is an established independent hotel management company. With three decades of experience, it provides a full complement of management services to hotels from limited service properties to full-service and resort hotels.

Richfield provides expert assistance that allows clients to capitalise on its many years of hands-on experience and industry technological advances. The diversity of hotels and brands requires expertise in many different systems and technology platforms, which Richfield is well-equipped to offer, with its extensive experience in various franchise systems.

Richfield achieves superior operating results through intense focus on its strong commitment to guests, employees and owners. In managing these hotels, we fully utilize the strength of our company's resources and years of experience to increase the value of each property, by augmenting its competitive position within its market. The results are an increased profitability to the owner and an upgraded and enhanced experience for each guest.

Services offered by Richfield include:

- Operations Improvement
- Sales & Marketing Consulting
- Revenue Enhancement
- Asset Preservation
- Management of Franchise Affiliation
- Forecasting and Yield Management
- Human Resources Management
- Accounting

Richfield is currently managing a portfolio of 25 hotels consisting of 6 internationally recognized hotel brands as well as a number of prestigious independent hotels. The brands in our portfolio include Choice, Country Inn & Suites, DoubleTree, Holiday Inn, Ramada and Sheraton. Through the diversity of hotels and brands, Richfield has developed extensive experience in and knowledge of many franchise programs.

The primary driver of success is SWAN's ability to improve the operating performance of the clients' hotels. It has established a proven track record of helping hotel owners maximise profitability and increase the value of their assets.

Efforts to maintain existing client relationships and maximise profitability at the property and corporate levels, have culminated in the successful positioning of Richfield as a fundamental component of SWAN. Richfield is positioned to continue expanding its portfolio of management contracts for 3rd party hotel owners.

SCEPTRE HOSPITALITY RESOURCES (RESERVATION DISTRIBUTION)

Since 1987, Sceptre has been helping small chains, hotel management companies as well as independent hotels and resorts increase their sales and profits through GDS representation, private-label voice reservations and consulting services.

The significant advantages provided by Sceptre are its state-of-the-art technology, the user friendliness of its systems and its consultative support function. Its team of industry professionals provides personalized expertise and guidance to each client, ensuring that hotels maximize the revenues they derive from the various distribution channels. Today, Sceptre is serving more than 150 properties located around the world.

The current portfolio of services includes:

- Distribution and Revenue Management Consulting and Analysis
- Electronic Marketing and Channel Management
- Global Distribution System Representation
- Private-label voice reservations
- Consortia Submission Service
- Travel Agents' Commission Settlement

This suite of services provides an unparalleled solution for the hotelier to increase revenues and gives its clients the electronic-distribution power typical of branded or franchised hotels as well as the best reservation system available in the industry.

The combination of Sceptre's expert assistance, and its array of services and products, can greatly enhance its clients' abilities to achieve significant increases in reservations derived through the various electronic distribution channels.

Utilizing the Hotel Factory technology platform, Sceptre's clients can make changes in availability, rates, and information within the system and have the information appear within the distribution channels within minutes without any further human intervention or action. This means the hotel staff can maintain greater control and capitalise on market conditions with greater agility than with any other system.

SHIELD (INSURANCE AND RISK MANAGEMENT)

Shield provides risk management and insurance services to hotel. Recognizing the unique risk profile of the hotel industry, Shield advises hotel management teams on how to lower its overall cost of insurance through pro-active programmes to mitigate risks at their hotels.

In addition, Shield is able to help individual hotel obtain more cost competitive insurance policies through its portfolio of numerous hotel clients (due to better risk diversification and stronger buying power).

SOURCE (PURCHASING AND PROCUREMENT)

Source delivers purchasing and procurement services to hotels across USA, with focus on delivering lower operating expenses to hotels and higher return on investments to owners.

Source offers hoteliers significant cost savings and economies of scale through its extensive number of national account agreements which are organized to support specific areas of need within each hotel such as Food and Beverage; Rooms Operations; Engineering and Energy; Administrative, Furnishings, Fixtures, and Equipment.

2

FINANCIAL REVIEW

GROUP PERFORMANCE

City e-Solutions Limited Group recorded a net profit attributable to its shareholders of HK$33.1 million, an increase of 61.6%, as compared to a net profit of HK$20.5 million in the previous year. The improvement in the Group's result was due mainly to dividend income and lower expenses which included allowance for doubtful receivables of HK$2.2 million as well as the absence of a one-off restructuring charge of HK$13.5 million incurred in the previous year. Consequently, administrative expenses amounted to HK$49.1 million, down 30.7% from HK$70.9 million in the previous year.

The Group's turnover increased by 9.1% to HK$84.9 million from HK$77.8 million due to higher investment income. Dividend income from its investment in equity securities had more than offset the lower interest income received during the year. The Group's hospitality related activities comprising hotel management and reservation distribution reported higher revenues from new contracts secured during the year. However, as a result of the rationalization of its risk management services and the cessation in provision of accounting services, the overall revenue contribution from its hospitality related activities was lower by 6.1% as compared to the previous year.

The Group reported lower other net income of HK$18.0 million, down 40.5% from HK$30.2 million in the previous year. Other net income comprises principally an amount of HK$14.6 million to restate the Group's investment at fair value as at 31 December 2003. In the previous year, translation exchange gain of HK$29.2 million was recognized on the Sterling Pound deposits previously held by the Group which had been converted to the United States dollar during the year under review.

The analysis of the Group's Revenue and Profit/(Loss) from Operations by business and geographical segments are as set out in note (6) to the financial statements.

FINANCIAL POSITION

As at 31 December 2003, the Group's gross assets stood at HK$629.5 million, up from HK$609.6 million as at the end of the last financial year ended 31 December 2002.

The Group reports its results in Hong Kong dollars and it is the objective of the Group to preserve its value in terms of Hong Kong dollars.

CASH FLOW AND BORROWINGS

For the year under review, net cash inflow from operating activities amounted to HK$1.4 million. The Group received interest and dividend income of HK$7.5 million and HK$1.6 million respectively. To increase returns from capital, an amount of HK$24.8 million was invested in a quoted equity security. The main non-operational cash outflow related to purchase of fixed assets of HK$1.9 million. Also, HK$7.7 million was paid to shareholders as dividends during the year.

The Group's cash and cash equivalents accordingly decreased by HK$23.8 million in the financial year 2003. This decrease was compounded by the unfavourable exchange translation loss of HK$2.4 million which resulted in a cash balance of HK$527.2 million as at the end of the financial year, down from HK$553.4 million as at the last financial year-end. Cash and cash equivalents are mainly held in United States dollars as at the financial year-end.

The Group has no borrowings for the year under review.

The Group's hospitality related activities comprising hotel management and reservation distribution reported higher revenues from new contracts secured during the year.

FINANCIAL REVIEW

TREASURY ACTIVITIES

The Group's major foreign currency exposure has been reduced significantly. The Sterling Pound deposits previously held by the Group had been converted to the United States dollar. With respect to the United States dollar deposits, as long as the Hong Kong dollar trades within the existing United States dollar peg arrangement, currency risk will be minimal.

EMPLOYEES

As at 31 December 2003, the Group had 42 employees, same as at the end of the last financial year ended 31 December 2002. The total payroll costs for the year 2003 was HK$28.9 million.

FINANCIAL SUMMARY
Profit and Loss Accounts

	The Group				
	2003	2002	2001	2000	1999*
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Turnover	**84,863**	77,811	98,197	157,957	5,224,897
Operating Profit/(Loss)	**33,605**	18,713	(38,121)	19,956	1,127,610
Share of Profits of Associated Companies	**-**	-	-	-	45,216
	33,605	18,713	(38,121)	19,956	1,172,826
Profit arising from disposal of subsidiaries	**-**	-	-	4,698	-
Profit arising from reduction in interests in subsidiaries	**-**	-	-	-	192,997
Provision for diminution in value of an associated company	**-**	-	-	-	(33,543)
	-	-	-	4,698	159,454
Profit/(Loss) Before Taxation and Minority Interests	**33,605**	18,713	(38,121)	24,654	1,332,280
Taxation	**-**	(376)	(170)	(3,282)	(285,651)
Profit/(Loss) After Taxation	**33,605**	18,337	(38,291)	21,372	1,046,629
Minority Interests	**(499)**	2,152	2,626	5,762	(407,823)
Profit/(Loss) After Taxation Attributable to Shareholders	**33,106**	20,489	(35,665)	27,134	638,806
Dividends attributable to the year:					
Final Dividend Proposed after the Balance Sheet Date	**(11,494)**	(7,663)	-	(7,635)	(602,080)
Basic Earnings/(Loss) Per Share (in HK cents)	**8.64**	5.35	(9.31)	0.47	8.91

Note: *Figures for year 1999 have not been restated for the changes in certain accounting policies which were adopted with effect from 1 January 2001 for comparison purposes as it is deemed not necessary given that the nature of businesses of the Group then were significantly dissimilar to subsequent years following its restructuring in year 2000.

FINANCIAL SUMMARY
Balance Sheets

	The Group				
	2003	2002	2001	2000	1999*
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Fixed Assets	**5,255**	7,477	7,851	8,573	22,810,279
Intangible Assets	**473**	538	506	-	-
Interests in Associated Companies	-	-	-	-	1,142,982
Affiliated Companies	-	-	-	3,720	(2,275)
Other Financial Assets	**279**	226	662	-	6,551
Deferred Expenditure	-	-	-	-	123,923
Current Assets	**623,466**	601,325	593,058	644,539	4,010,899
	629,473	609,566	602,077	656,832	28,092,359
Current Liabilities	**(23,408)**	(28,635)	(39,049)	(47,813)	(3,584,711)
	606,065	580,931	563,028	609,019	24,507,648
Representing:					
Share Capital	**383,126**	383,126	383,126	383,126	2,025,188
Reserves	**197,727**	172,971	152,407	195,933	5,667,536
Share Capital And Reserves	**580,853**	556,097	535,533	579,059	7,692,724
Minority Interests	**25,212**	24,834	26,968	29,636	7,865,160
Finance Leases	-	-	-	-	260,772
Bank Loans	-	-	-	-	7,184,650
Unsecured Bonds & Notes	-	-	-	-	719,593
Deferred Taxation	-	-	527	324	216,281
Other Creditors	-	-	-	-	568,468
	606,065	580,931	563,028	609,019	24,507,648

Note: *Figures for year 1999 have not been restated for the changes in certain accounting policies which were adopted with effect from 1 January 2001 for comparison purposes as it is deemed not necessary given that the nature of businesses of the Group then were significantly dissimilar to subsequent years following its restructuring in year 2000.

3

DIRECTORS' REPORT

The Directors have pleasure in submitting their annual report together with the audited financial statements for the year ended 31 December 2003.

PRINCIPAL ACTIVITIES

The principal activities of the Company comprise those of investment holding and the provision of consultancy services.

The principal activities of its subsidiaries comprise those of investment holding, e-business enablement, provision of hospitality solutions, hotel management services, reservation services, insurance sales and risk management services, accounting and payroll services and procurement services.

The analysis of the principal activities and geographical locations of the operations of the Company and its subsidiaries are set out in note 6 to the financial statements.

RESULTS

The consolidated profit and loss account for the year ended 31 December 2003 is set out on page 26 and shows consolidated profit after taxation and minority interests of the Group for the year of HK$33,106,000 (2002: HK$20,489,000).

The state of affairs of the Company and of the Group as at 31 December 2003 is set out in the balance sheets on page 27.

DIVIDENDS

The Directors of the Company have proposed a final dividend for the year ended 31 December 2003 of HK3 cents per share (2002: HK2 cents). No interim dividend was paid for the year ended 31 December 2003 (2002: Nil cents).

RESERVES

Movements in reserves during the year are set out in note 23 to the financial statements.

DONATIONS

The total charitable donations made by the Group for the year ended 31 December 2003 amounted to HK$Nil (2002: HK$16,000).

SHARE CAPITAL

The Company did not issue any shares during the financial year.

FIXED ASSETS

Movements in fixed assets are set out in note 12 to the financial statements.

PARTICULARS OF SUBSIDIARIES

Particulars of subsidiaries are set out in note 14 to the financial statements.

None of the subsidiaries had any loan capital subsisting at the end of the year or at any time during the year.

MAJOR CUSTOMERS AND SUPPLIERS

During the year, the turnover attributable to the Group's five largest customers combined was about 38% (2002: 49%) of the Group's turnover and the largest customer, M&C Hotel Interests Inc., included therein accounted for approximately 28% (2002: 39%). The percentage of purchases attributable to the Group's five largest suppliers combined was about 96% (2002: 90%) and the largest supplier included therein accounted for approximately 66% (2002: 65%).

M&C Hotel Interests Inc. is an indirect subsidiary of City Developments Limited, a substantial shareholder of the Company.

DIRECTORS

The Directors of the Company during the financial year were as follows:

Executive Directors
Mr. Kwek Leng Beng
Mr. Vincent Yeo Wee Eng
Mr. Kwek Leng Joo
Mr. Kwek Leng Peck
Mr. Gan Khai Choon
Mr. Lawrence Yip Wai Lam

Non-executive Directors
Mr. Wong Hong Ren
Hon. Chan Bernard Charnwut
Dr. Lo Ka Shui
Mr. Lee Jackson @ Li Chik Sin

In accordance with Article 116 of the Articles of Association of the Company, one third of the present Directors will retire from office by rotation at the forthcoming Annual General Meeting and, being eligible, offer themselves for re-election.

PROFILE ON DIRECTORS AND SENIOR MANAGEMENT

Mr. Kwek Leng Beng, aged 63
Chairman and Managing Director
Mr. Kwek Leng Beng has been the Chairman and Managing Director of the Company since 1989. He is also the Chairman of Hong Leong Asia Ltd., Target Realty Limited, Millennium & Copthorne Hotels plc, Kwek Holdings Pte Ltd and Hong Leong Investment Holdings Pte. Ltd., Chairman and Managing Director of Hong Leong Finance Limited and Executive Chairman of City Developments Limited. Mr. Kwek has extensive experience in hotel operations, property investment and development, as well as in finance.

In 1995, Mr. Kwek Leng Beng was appointed a member of the Singapore-US Business Council and was named Patron of the Real Estate Development Association of Singapore.

In March 2000, Mr. Kwek was conferred the "Asian Hotelier of the Decade" accolade at the Third Annual Asia Pacific Hotel Industry Investment Conference held in Singapore. In the same year, Mr. Kwek received an Honorary Degree from Oxford Brookes University, UK.

Mr. Kwek was a member of Singapore Government's Economic Restructuring Committee, sub-committee for Entrepreneurship and Internationalisation.

Mr. Kwek Leng Beng is the brother of Mr. Kwek Leng Joo, brother-in-law of Mr. Gan Khai Choon, cousin of Mr. Kwek Leng Peck.

Mr. Vincent Yeo Wee Eng, aged 35
Executive Director and Chief Executive Officer
Mr. Vincent Yeo was appointed an Executive Director and Chief Operating Officer of the Company on 26 June 2000. He was subsequently promoted to Chief Executive Officer in November 2000.

Mr. Yeo was an Executive Director of Millennium & Copthorne Hotels plc ("M&C"), the London-listed hotel arm of the Hong Leong Group, overseeing global sales and marketing from February 1998 till March 2000. Prior to his appointment to the M&C Board, Mr. Yeo was the Managing Director of CDL Hotels New Zealand Limited and CDL Investment New Zealand Limited and the Executive Director of Kingsgate International Corporation Limited.

In those capacities, he was in charge of the Australian and New Zealand operations and responsible for developing and integrating the M&C Group's hotels into the largest hotel chain in New Zealand. Mr. Yeo remains a non-executive Director on the Boards of the M&C Group's three listed subsidiaries in New Zealand. Prior to his involvement in hotels, he was with the international stock broking firm, Smith New Court Securities (now Merrill Lynch).

Mr. Vincent Yeo Wee Eng is the nephew of Messrs. Kwek Leng Beng, Kwek Leng Joo and Kwek Leng Peck.

Mr. Kwek Leng Joo, aged 50
Executive Director
Mr. Kwek Leng Joo was appointed an Executive Director of the Company in 1989. He is currently the Managing Director of City Developments Limited. He is also a Director of Hong Leong Finance Limited, Kwek Holdings Pte Ltd, Hong Leong Investment Holdings Pte. Ltd. and Millennium & Copthorne Hotels plc. Mr. Kwek has extensive experience in property development and investment and is currently the President of the Singapore Chinese Chamber of Commerce and Industry.

Mr. Kwek Leng Joo is the brother of Mr. Kwek Leng Beng, brother-in-law of Mr. Gan Khai Choon, cousin of Mr. Kwek Leng Peck.

Mr. Kwek Leng Peck, aged 47
Executive Director
Mr. Kwek Leng Peck has been an Executive Director of the Company since 1989. He serves as Executive Director on several Hong Leong Group companies, and has over 24 years of experience in trading, manufacturing, property investment and development, hotel operations, corporate finance and management. He also sits on the Boards of several public companies, including City Developments Limited, Hong Leong Corporation Limited, Hong Leong Asia Ltd., Target Realty Limited, Hong Leong Finance Limited, Hong Leong Holdings Limited, China Yuchai International Limited, Millennium & Copthorne Hotels plc and Tasek Corporation Berhad.

Mr. Kwek Leng Peck is the cousin of Mr. Kwek Leng Beng and Mr. Kwek Leng Joo.

Mr. Gan Khai Choon, aged 57
Executive Director
Mr. Gan Khai Choon was appointed an Executive Director of the Company in 1989 and is also Joint Managing Director of Hong Leong International (Hong Kong) Limited. He has more than 29 years of experience in banking, real estate investment and development. He has been responsible for overseeing the development of the Grand Hyatt Taipei and other international projects for the Hong Leong Group of companies. Mr. Gan has a Bachelor of Arts degree (Honours) in Economics from the University of Malaya.

Mr. Gan Khai Choon is the brother-in-law of Mr. Kwek Leng Beng and Mr. Kwek Leng Joo.

Mr. Lawrence Yip Wai Lam, aged 48
Executive Director
Mr. Lawrence Yip was appointed an Executive Director of the Company in December 1998. He was formerly the General Manager (Finance & Administration) of the Company. He has over 10 years of experience in the Treasury Division of several banks. Prior to joining the Group in April 1990, Mr. Yip held the position of Regional Treasurer with a bank in Singapore.

Mr. Wong Hong Ren, aged 52
Director
Mr. Wong Hong Ren was appointed a Director of the Company in October 1994. He is also the Group Investment Manager of Hong Leong Management Services Pte. Ltd.. He currently sits on the Boards of several public listed companies such as Millennium & Copthorne Hotels plc, Grand Plaza Hotel Corporation, CDL Hotels New Zealand Limited, Kingsgate International Corporation Limited, CDL Investments New Zealand Limited and China Yuchai International Limited.

* **Hon. Chan Bernard Charnwut,** aged 39
Director
Hon. Chan Bernard Charnwut has been a Director of the Company since 1989 and was appointed a member of the Audit Committee on 18 January 2000. A graduate of Pomona College in California, USA, he holds the positions of Deputy Managing Director of Asia Financial Group and the President of Asia Insurance. He serves as the Chairman of the Standing Committee on Disciplined Services Salaries & Conditions of Service; a Director of The Hong Kong Mortgage Corporation Ltd. and a Council Member of Lingnan University. He is also a member of the Mandatory Provident Fund Schemes Advisory Committee, Insurance Advisory Committee, Economic & Employment Council and the Committee on Financial Assistance for Family Members of Those Who Sacrifice Their Lives to Save Others. In addition, he serves as the Advisor of Bangkok Bank Ltd., Hong Kong Branch, the Chairman of the Hong Kong-Thailand Business Council, the Chairperson of The Hong Kong Council of Social Service And the Vice Chairperson of the Community Investment & Inclusion Fund Committee.

* **Dr. Lo Ka Shui,** aged 57
Director
Dr. Lo Ka Shui was appointed to the Board of the Company in 1989. He graduated with B.Sc. from McGill University and M.D. from Cornell University, certified in Cardiology. He has more than 24 years of experience in property and hotel development, investment and management, both in Hong Kong and overseas. Dr. Lo is the Deputy Chairman and Managing Director of Great Eagle Holdings Limited and a Director of The Hongkong and Shanghai Banking Corporation Limited, Shanghai Industrial Holdings Limited, Phoenix Satellite Television Holdings Limited and China Mobile (Hong Kong) Limited. He is also a Director of Hong Kong Exchanges and Clearing Limited, a Vice President of The Real Estate Developers Association of Hong Kong, a Trustee of the Hong Kong Centre for Economic Research, a Member of the Council of Advisors on Innovation and Technology and a member of the Airport Authority, and was a past chairman of the Hospital Authority.

* **Mr. Lee Jackson @ Li Chik Sin,** aged 71
Director
Mr. Lee Jackson was appointed a Non-Executive Director and Chairman of the Audit Committee of the Company in December 1998. He also sits on the Board of Metro Holdings Limited, Hong Fok Corporation Limited and Colorland Animation Limited. He was formerly a partner of an international firm of Chartered Accountants and is a member of The Australian Institute of Chartered Accountants.

** Independent non-executive director*

The non-executive Directors are subject to the same terms of appointment as the other directors of the Company. Fees payable to non-executive Directors are approved by the Board at the end of each financial year.

DIRECTORS' INTERESTS IN SHARES

(a) As at 31 December 2003, the interests of the Directors of the Company in the shares and underlying shares of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")) as recorded in the register required to be kept under Section 352 of the SFO or as otherwise notified to the Company and Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies were as follows:

The Company

Name of Director	Nature of Interest	Number of Ordinary Shares of HK$1.00 Each
Kwek Leng Beng	personal	3,286,980
Vincent Yeo Wee Eng	personal	718,000
Kwek Leng Joo	personal	1,436,000
Kwek Leng Peck	personal	2,082,200
Gan Khai Choon	personal	1,041,100
Lawrence Yip Wai Lam	personal	520,550
Wong Hong Ren	personal	1,513,112
Hon. Chan Bernard Charnwut	personal	53,850

City Developments Limited

Name of Director	Nature of Interest	Number of Ordinary Shares of S$0.50 Each
Kwek Leng Beng	personal	361,115
Vincent Yeo Wee Eng	personal	18,323
Kwek Leng Joo	personal	59,510
Kwek Leng Peck	personal	43,758
Gan Khai Choon	personal	124,814
	family	114,345
Wong Hong Ren	family	4,000

Hong Leong Investment Holdings Pte. Ltd.

Name of Director	Nature of Interest	Number of Ordinary Shares of S$100.00 Each
Kwek Leng Beng	personal	2,320
Kwek Leng Joo	personal	1,290
Kwek Leng Peck	personal	304
Gan Khai Choon	family	247

CDL Hotels New Zealand Limited

Name of Director	Nature of Interest	Number of Ordinary Shares of No Par Value
Kwek Leng Beng	personal	3,000,000
Vincent Yeo Wee Eng	personal	500,000
Wong Hong Ren	personal	2,000,000

Note: CDL Hotels New Zealand Limited is an indirect subsidiary of Millennium & Copthorne Hotels plc, a subsidiary of City Developments Limited. City Developments Limited is the holding company of the Company. The Directors of the Company consider Hong Leong Investment Holdings Pte. Ltd. to be the Company's ultimate holding company.

(b) Pursuant to the Millennium & Copthorne Hotels Executive Share Option Scheme (the "1996 Scheme") operated by Millennium & Copthorne Hotels plc, certain Directors have outstanding options thereunder ("M&C Options") to subscribe for M&C shares for cash as follows:

Name of Director	Part*	Date Granted	Number of M&C Options Outstanding	Exercise Price per M&C Share	Exercise Period
Vincent Yeo Wee Eng	A	5/3/1998	6,509	£4.6087	5/3/2001 to 4/3/2008
	B	5/3/1998	15,186	£4.6087	5/3/2001 to 4/3/2005
	B	5/3/1999	20,693	£4.8321	5/3/2002 to 4/3/2006
Wong Hong Ren	B	14/3/2001	69,364	£4.3250	14/3/2004 to 13/3/2008
	B	15/3/2002	83,720	£3.2250	15/3/2005 to 14/3/2009

(c) Pursuant to the Millennium & Copthorne Hotels plc 2003 Executive Share Option Scheme (the "2003 Scheme"), approved by shareholders of Millennium & Copthorne Hotels plc on 21 May 2002, certain Director(s) have outstanding options thereunder ("M&C Options") to subscribe for M&C shares for cash as follows:

Name of Director	Part*	Date Granted	Number of M&C Options Outstanding	Exercise Price per M&C Share	Exercise Period
Wong Hong Ren	II	10/3/2003	124,031	£1.935	10/03/2006 to 09/03/2013

*Note: The 1996 Scheme has two parts. Part A is designed for the approval by the UK Inland Revenue, which approval was obtained under Schedule 9 of the Income and Corporation Taxes Act 1988 on 12 April 1996. Part B is an unapproved executive share option scheme designed for UK and non-UK executives. As with the 1996 Scheme, the 2003 Scheme provides for the grant of both approved and unapproved options.

(d) Save as disclosed herein, as at 31 December 2003, none of the Directors and the chief executive of the Company or their associates were interested or had any short position in any shares, underlying shares or debentures of the Company and its associated corporations.

SUBSTANTIAL SHAREHOLDERS

As at 31 December 2003, the following persons were interested in 5% or more of the issued share capital of the Company as recorded in the register required to be kept under section 336 of the SFO:

Name of Shareholder	Number of Shares Held	*Notes*	Percentage Holding in the Company
eMpire Investments Limited	190,523,819		49.73%
City Developments Limited	200,854,743	(1)	52.43%
Hong Leong Holdings Limited	21,356,085		5.57%
Hong Leong Investment Holdings Pte. Ltd.	230,866,817	(2)	60.26%
Kwek Holdings Pte Ltd	230,866,817	(3)	60.26%
Davos Investment Holdings Private Limited	230,866,817	(4)	60.26%
Kwek Leng Kee	230,866,817	(5)	60.26%
Arnhold and S Bleichroeder Advisors, LLC	38,250,000		9.98%
Farallon Capital Offshore Investors, Inc.	35,232,850		9.20%
Aberdeen Asset Management Asia Ltd	23,052,000		6.02%

Notes:

1 Of the 200,854,743 shares beneficially owned by wholly-owned subsidiaries of City Developments Limited ("CDL") representing approximately 52.43% of the issued share capital of the Company, 190,523,819 shares are held by eMpire Investments Limited.

2 The interests of CDL and Hong Leong Holdings Limited in 200,854,743 shares and 21,356,085 shares respectively, are included in the aggregate number of shares disclosed.

3 The interest of Hong Leong Investment Holdings Pte. Ltd. in 230,866,817 shares, representing approximately 60.26% of the issued share capital of the Company, is included in the aggregate number of shares disclosed.

4 The interest of Hong Leong Investment Holdings Pte. Ltd. in 230,866,817 shares, representing approximately 60.26% of the issued share capital of the Company, is included in the aggregate number of shares disclosed.

5 The interest of Davos Investment Holdings Private Limited in 230,866,817 shares, representing approximately 60.26% of the issued share capital of the Company, is included in the aggregate number of shares disclosed.

Save as stated above, no person was interested in or had a short position in the shares or underlying shares of the Company as recorded in the register required to be kept under Section 336 of the SFO as at 31 December 2003.

DIRECTORS' INTERESTS IN CONTRACTS

No contracts of significance to which the Company or any of its subsidiaries, fellow subsidiaries or holding companies were a party subsisted at the end of or at any time during the year in which any Director of the Company had a material interest.

ARRANGEMENTS TO ACQUIRE SHARES

Save as disclosed herein, at no time during the year was the Company or any of its subsidiaries, fellow subsidiaries or holding companies a party to any arrangements to enable any Director of the Company to acquire benefits by means of acquisition of shares in or debentures of the Company or any other body corporate.

CONTROLLING SHAREHOLDERS' INTEREST

Save as disclosed herein, apart from transactions carried out in the normal course of business, there were no contracts of significance between the Company or any of its subsidiaries and a controlling shareholder or any of its subsidiaries or any contracts of any significance for the provision of services to the Company or any of its subsidiaries by a controlling shareholder or any of its subsidiaries.

CONNECTED TRANSACTIONS

Hospitality Related Transactions

Hospitality Related Transactions refer to the services provided by the Group to hotels owned by the Millennium & Copthorne Hotels plc ("M&C") and its subsidiaries ("M&C Group"), which include hotel reservation services and hospitality related risk management services. M&C is a subsidiary of City Developments Limited, a substantial shareholder of the Company. The Independent Shareholders have re-approved the Hospitality Related Transactions at the Extraordinary General Meeting held on 13 March 2003. Details of the transactions were set out in the circular to shareholders dated 17 February 2003 ("Renewal of Waiver for Ongoing Connected Transactions").

The total revenue generated from Hospitality Related Transactions for the year ended 31 December 2003 amounted to HK$15.7 million (2002: HK$17.8 million).

Hotel Consultancy Services

Hotel Consultancy Services are the property management consultancy services provided by the Group to M&C Hotel Interests Inc. ("M&CHI"). M&CHI is an indirect wholly-owned subsidiary of M&C. Details of the transactions were set out in the press announcement dated 10 January 2003.

The total revenue generated from the provision of Hotel Consultancy Services for the year ended 31 December 2003 amounted to HK$6.8 million. (2002: HK$7.5 million)

Compliance with Waiver Conditions

Conditional waiver from strict compliance with the connected transaction requirements of the Listing Rules in respect of Hospitality Related Transactions has been renewed by The Stock Exchange of Hong Kong Limited during the year (the "New Waiver") and the conditional waiver in respect of Hotel Consultancy Services granted by The Stock Exchange of Hong Kong Limited (the "Waiver") continued to be in force for the period under review.

(a) Hospitality Related Transactions

The total revenue from connected parties in relation to the Hospitality Related Transactions (identified as "On-going Transactions") for the year ended 31 December 2003 was within the cap as set out in the New Waiver of 23 per cent (2002: 23 per cent) of the total turnover of the Group for the year ended 31 December 2003.

The On-going Transactions have been reviewed by the Directors (including the independent Non-Executive Directors), and the independent Non-Executive Directors of the Company have confirmed that they consider that the above transactions were conducted:

(a) in the ordinary and usual course of business of the Group;

(b) on terms that are fair and reasonable so far as the Company and its Independent Shareholders are concerned;

(c) on normal commercial terms and on an arm's length basis, where applicable, in accordance with the terms of the agreements governing such transactions; and

(d) where applicable, the total value of the On-going Transactions are within the proposed limits stated in the New Waiver.

The Directors have received from the auditors a letter indicating that certain agreed-upon procedures in relation to Hospitality Related Transactions have been conducted in accordance with Statement of Auditing Standards 710 "Engagement to perform agreed-upon procedures regarding financial information" issued by the Hong Kong Society of Accountants. The Group's Directors and management are responsible for the disclosure of the connected transactions in the annual report and the sufficiency of the agreed-upon procedures performed.

The auditors have indicated in writing that based on the agreed-upon procedures:

1. The Board of Directors (the "Board") have confirmed that all On-going Transactions for the year ended 31 December 2003 have been duly approved by the Board.

2. Management has confirmed that they consider:

    (i) the transactions between the Group and the connected parties have been entered into in accordance with the pricing policy of the Group; and

    (ii) the transactions entered into between the Group and the connected parties were in accordance with the terms of the applicable agreement relating to the transaction in question or, if there were no such agreement, on terms no less favourable than terms available to or from third parties.

3. Where there are signed agreements or written acknowledgements, the auditors have reviewed, on a sample basis, signed agreements/written acknowledgements of the service and related fee charges.

4. The total revenue from connected parties in relation to the Hospitality Related Transactions are within the approved limit as stated in the New Waiver.

(b) Hotel Consultancy Services

The independent non-executive Directors have reviewed the Hotel Consultancy Services Transactions for the year under review and confirmed that the said transactions were conducted:

(i) in the ordinary and usual course of its business;

(ii) on normal commercial terms or, if there are not sufficient comparable transactions to judge whether they are on normal commercial terms, on terms no less favourable to the Company than terms available from independent third parties; and

(iii) in accordance with the operating agreement.

The auditors have indicated in writing that based on the agreed-upon procedures:

(i) The transactions have been approved by the Directors;

(ii) Management has confirmed that they consider the transactions have been entered into in accordance with the terms of the operating agreement; and

(iii) Where there are signed agreements or written acknowledgements, the auditors have reviewed, on a sample basis, signed agreements/written acknowledgements of the service and related fee charges.

(iv) The total revenue received by the Group in relation to the Hotel Consultancy Services transactions for the relevant financial year has not exceeded 3% of the consolidated net tangible assets of the Group as disclosed in the Company's latest published financial statements.

As the above procedures do not constitute either an audit or a review made in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants, the auditors did not express any assurance on the connected transactions for the year ended 31 December 2003.

Other Related Party Transactions

Other related party transactions are set out in note 24 to the financial statements.

SERVICE CONTRACTS OF DIRECTORS

None of the Directors has a service contract with the Company or its subsidiaries.

PRE-EMPTIVE RIGHTS

Under present Cayman Islands laws and the Articles of Association of the Company, no pre-emptive rights are imposed which would oblige the Company to offer new shares on a pro-rata basis to existing shareholders.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

During the year, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's listed securities.

COMPLIANCE WITH THE CODE OF BEST PRACTICE

The Company has complied throughout the year ended 31 December 2003 with the Code of Best Practice as set out by The Stock Exchange of Hong Kong Limited in Appendix 14 to the Listing Rules. The independent non-executive Directors have not been appointed for a specific term but are subject to retirement by rotation and re-election at annual general meeting in accordance with the Articles of Association of the Company.

AUDITORS

KPMG retire and, being eligible, offer themselves for re-appointment. A resolution for the re-appointment of KPMG as auditors of the Company is to be proposed at the forthcoming Annual General Meeting.

On behalf of the Board

KWEK LENG BENG
Chairman

Hong Kong, 19 February 2004

AUDITORS' REPORT TO THE SHAREHOLDERS OF CITY e-SOLUTIONS LIMITED

(incorporated in the Cayman Islands with limited liability)

We have audited the financial statements on pages 26 to 50 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Hong Kong Companies Ordinance requires the Directors to prepare financial statements which give a true and fair view. In preparing financial statements which give a true and fair view, it is fundamental that appropriate accounting policies are selected and applied consistently, that judgements and estimates are made which are prudent and reasonable and that the reasons for any significant departure from applicable accounting standards are stated.

It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion solely to you, as a body, in accordance with Section 141 of the Hong Kong Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

BASIS OF OPINION

We conducted our audit in accordance with International Standards on Auditing. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's and the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion, the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2003 and of the Group's profit and cash flows for the year then ended and have been properly prepared in accordance with accounting principles generally accepted in Hong Kong and the disclosure requirements of the Hong Kong Companies Ordinance.

KPMG
Certified Public Accountants

Singapore, 19 February 2004

CONSOLIDATED PROFIT AND LOSS ACCOUNT

for the year ended 31 December 2003

		The Group	
	Note	**2003**	**2002**
		HK$'000	**HK$'000**
Turnover	4	**84,863**	77,811
Cost of sales		**(20,135)**	(18,430)
Gross profit		**64,728**	59,381
Other net income	5	**17,978**	30,205
Administrative expenses		**(49,101)**	(70,873)
Profit from ordinary activities before taxation	6, 7	**33,605**	18,713
Taxation	8	**-**	(376)
Profit from ordinary activities after taxation		**33,605**	18,337
Minority interests		**(499)**	2,152
Profit attributable to shareholders	9	**33,106**	20,489
Dividends attributable to the year:	10		
Final dividend proposed after the balance sheet date HK3 cents (2002: HK2 cents) per share		**11,494**	7,663
Earnings per share	11	**HK cents**	HK cents
Basic		**8.64**	5.35

The notes on pages 31 to 50 form part of these financial statements.

BALANCE SHEETS
as at 31 December 2003

		The Group		The Company	
	Note	**2003**	**2002**	**2003**	**2002**
		HK$'000	**HK$'000**	**HK$'000**	**HK$'000**
Non-Current Assets					
Fixed assets	12	**5,255**	7,477	**4,169**	4,913
Intangible assets	13	**473**	538	**-**	–
Interests in subsidiaries	14	**-**	–	**140,741**	140,741
Other financial assets	16	**279**	226	**-**	–
Total Non-Current Assets		**6,007**	8,241	**144,910**	145,654
Current Assets					
Other financial assets	17	**58,240**	18,918	**58,240**	18,918
Trade and other receivables	18	**38,060**	29,035	**30,390**	15,007
Cash and cash equivalents		**527,166**	553,372	**356,072**	385,294
		623,466	601,325	**444,702**	419,219
Current Liabilities					
Trade and other payables	20	**(22,360)**	(27,572)	**(7,953)**	(5,911)
Provision for taxation	8	**(1,048)**	(1,063)	**(1,025)**	(1,025)
		(23,408)	(28,635)	**(8,978)**	(6,936)
Net Current Assets		**600,058**	572,690	**435,724**	412,283
Total Assets less Current Liabilities		**606,065**	580,931	**580,634**	557,937
Non-Current Liabilities					
Loan owing to a subsidiary	14	**-**	–	**(1,402)**	(11,902)
Minority Interests		**(25,212)**	(24,834)	**-**	–
NET ASSETS		**580,853**	556,097	**579,232**	546,035
CAPITAL AND RESERVES					
Share capital	22	**383,126**	383,126	**383,126**	383,126
Reserves	23	**197,727**	172,971	**196,106**	162,909
		580,853	556,097	**579,232**	546,035

Approved and authorised for issue by the board of directors on 19 February 2004.

Kwek Leng Beng
Chairman

Gan Khai Choon
Director

The notes on pages 31 to 50 form part of these financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the year ended 31 December 2003

The Group	Share capital HK$'000	Reserves HK$'000	Total HK$'000
As at 1 January 2002	383,126	152,407	535,533
Profit for the year	–	20,489	20,489
Exchange differences on translation of financial statements of foreign subsidiaries recognised directly in equity	–	75	75
As at 31 December 2002	383,126	172,971	556,097
Dividends approved in respect of the previous financial year	–	(7,663)	(7,663)
Profit for the year	–	33,106	33,106
Exchange differences on translation of financial statements of foreign subsidiaries recognised directly in equity	–	(687)	(687)
As at 31 December 2003	383,126	197,727	580,853

The notes on pages 31 to 50 form part of these financial statements.

CONSOLIDATED CASH FLOW STATEMENT

for the year ended 31 December 2003

	The Group	
	2003	**2002**
	HK$'000	**HK$'000**
Cash flows from operating activities		
Profit from ordinary activities before taxation	**33,605**	18,713
Adjustments for:		
Interest income	**(7,643)**	(14,015)
Dividend income	**(16,362)**	–
Depreciation charges	**2,662**	3,381
Profit on sale of fixed assets	**(66)**	(604)
Amortisation of intangible assets	**62**	62
Impairment losses on investment securities	**-**	436
Fixed assets written off	**-**	763
Allowance for doubtful receivables	**2,218**	1,240
Net unrealised gain on stating securities at fair value	**(14,554)**	–
Unrealised exchange loss/(gain) (net)	**1,583**	(24,079)
	(32,100)	(32,816)
Operating gain/(loss) before changes in working capital	**1,505**	(14,103)
(Increase)/Decrease in working capital		
Trade receivables	**(7,041)**	(3,939)
Other receivables, deposits and prepayments	**2,981**	(88)
Trade payables	**(3,885)**	1,751
Other payables	**(1,813)**	(10,605)
Affiliated companies (net)	**8,185**	4,515
	(1,573)	(8,366)
Net cash used in operations	**(68)**	(22,469)
Interest received	**7,520**	14,015
Dividend received	**1,602**	–
Proceeds from disposal in investment securities	**-**	38,960
Dividends paid to shareholders	**(7,663)**	–
Tax (paid)/refund - overseas tax	**(15)**	58
Net cash generated from operating activities carried forward	**1,376**	30,564

The notes on pages 31 to 50 form part of these financial statements.

CONSOLIDATED CASH FLOW STATEMENT

for the year ended 31 December 2003

	The Group	
	2003	**2002**
	HK$'000	**HK$'000**
Net cash generated from operating activities brought forward	**1,376**	30,564
Cash flows from investing activities		
Payment for purchase of fixed assets	**(1,887)**	(4,442)
Increase in intangible assets	**-**	(94)
Payment for purchase of other financial assets	**(53)**	–
Proceeds from sale of fixed assets	**1,526**	1,511
Payment for purchase of investment securities	**(24,768)**	–
Net cash used in investing activities	**(25,182)**	(3,025)
Net (decrease)/increase in cash and cash equivalents	**(23,806)**	27,539
Cash and cash equivalents at beginning of the year	**553,372**	501,896
Effect of foreign exchange rates changes	**(2,400)**	23,937
Cash and cash equivalents at end of the year	**527,166**	553,372
Analysis of the balances of Cash and Cash Equivalents		
Deposits with banks and other financial institutions	**497,056**	378,802
Cash at banks and in hand	**30,110**	174,570
	527,166	553,372

The notes on pages 31 to 50 form part of these financial statements.

NOTES ON THE FINANCIAL STATEMENTS

31 December 2003

These notes form an integral part of the financial statements.

1. PRINCIPAL ACTIVITIES

The principal activities of the Company comprise those of investment holding and the provision of consultancy services.

The principal activities of its subsidiaries comprise those of investment holding, e-business enablement, provision of hospitality solutions, hotel management services, reservation services, insurance sales and risk management services, accounting and payroll services and procurement services.

The analysis of the principal activities and geographical locations of the operations of the Company and its subsidiaries during the financial year are set out in note 6 on the financial statements.

2. SIGNIFICANT ACCOUNTING POLICIES

(a) Statement of Compliance

These financial statements have been prepared in accordance with all applicable Hong Kong Financial Reporting Standards (which includes all applicable Statements of Standard Accounting Practice and Interpretations) issued by the Hong Kong Society of Accountants, accounting principles generally accepted in Hong Kong and the disclosure requirements of the Hong Kong Companies Ordinance. These financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. A summary of the significant accounting policies adopted by the Group is set out below.

(b) Basis of Preparation of the Financial Statements

The measurement basis used in the preparation of the financial statements is historical cost modified by the marking to market of certain investments in securities as explained in the accounting policies set out below.

(c) Subsidiaries

A subsidiary, in accordance with the Hong Kong Companies Ordinance, is a company in which the Group, directly or indirectly, holds more than half of the issued share capital, or controls more than half the voting power, or controls the composition of the board of directors. Subsidiaries are considered to be controlled if the Company has the power, directly or indirectly, to govern the financial and operating policies, so as to obtain benefits from their activities.

An investment in a controlled subsidiary is consolidated into the consolidated financial statements, unless it is acquired and held exclusively with a view to subsequent disposal in the near future or operates under severe long-term restrictions which significantly impair its ability to transfer funds to the Group, in which case, it is stated in the consolidated balance sheet at fair value with changes in fair value recognised in the consolidated profit and loss account as they arise.

Intra-group balances and transactions, and any unrealised profits arising from intra-group transactions, are eliminated in full in preparing the consolidated financial statements. Unrealised losses resulting from intra-group transactions are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

Minority interests at the balance sheet date, being the portion of the net assets of subsidiaries attributable to equity interests that are not owned by the Company, whether directly or indirectly through subsidiaries, are presented in the consolidated balance sheet separately from liabilities and the shareholders' equity. Minority interests in the results of the Group for the year are also separately presented in the profit and loss account.

Where losses attributable to the minority exceed the minority interest in the net assets of a subsidiary, the excess, and any further losses attributable to the minority, are charged against the Group's interest except to the extent that the minority has a binding obligation to, and is able to, make good the losses. All subsequent profits of the subsidiary are allocated to the Group until the minority's share of losses previously absorbed by the Group has been recovered.

In the Company's balance sheet, an investment in a subsidiary is stated at cost less any impairment losses (see note 2(i)), unless it is acquired and held exclusively with a view to subsequent disposal in the near future or operates under severe long-term restrictions which significantly impair its ability to transfer funds to the Company, in which case, it is stated at fair value with changes in fair value recognised in the profit and loss account as they arise.

2. SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

(d) Fixed Assets and Depreciation

(i) Fixed assets are carried in the balance sheets at cost less accumulated depreciation and impairment losses (see note 2(i)).

(ii) Subsequent expenditure relating to a fixed asset that has already been recognised is added to the carrying amount of the asset when it is probable that future economic benefits, in excess of the originally assessed standard of performance of the existing asset, will flow to the enterprise. All other subsequent expenditure is recognised as an expense in the period in which it is incurred.

(iii) Gains or losses arising from the retirement or disposal of a fixed asset are determined as the difference between the estimated net disposal proceeds and the carrying amount of the asset and are recognised in the profit and loss account on the date of retirement or disposal.

(iv) Depreciation is provided on a straight-line basis so as to write off fixed assets over their estimated useful lives as follows:

Plant, machinery and equipment (comprising principally furniture and fixtures and office equipment)	–	6% to 33.33%
Motor vehicles	–	20%

(e) Goodwill

Positive goodwill arising on consolidation represents the excess of the cost of the acquisition over the Group's share of the fair value of the identifiable assets and liabilities acquired. In respect of controlled subsidiaries:

- For acquisitions before 1 January 2001, positive goodwill is written off directly to reserves and is reduced by impairment losses (see note 2(i)); and
- For acquisitions on or after 1 January 2001, positive goodwill is amortised to the consolidated profit and loss account on a straight-line basis over its estimated useful life. Positive goodwill is stated in the consolidated balance sheet at cost less any accumulated amortisation and any impairment losses (see note 2(i)).

Negative goodwill arising on consolidation represents the excess of the Group's share of the fair value of the identifiable assets and liabilities acquired over the cost of the acquisition. Negative goodwill is accounted for as follows:

- For acquisitions before 1 January 2001, negative goodwill is credited to a capital reserve; and
- For acquisitions on or after 1 January 2001, to the extent that negative goodwill relates to an expectation of future losses and expenses that are identified in the plan of acquisition and can be measured reliably, but which have not yet been recognised, it is recognised in the consolidated profit and loss account when the future losses and expenses are recognised. Any remaining negative goodwill, but not exceeding the fair values of the non-monetary assets acquired, is recognised in the consolidated profit and loss account over the weighted average useful life of those non-monetary assets that are depreciable/amortisable. Negative goodwill in excess of the fair values of the non-monetary assets acquired is recognised immediately in the consolidated profit and loss account. Any negative goodwill not yet recognised in the consolidated profit and loss account is shown in the consolidated balance sheet as a deduction from assets in the same balance sheet classification as positive goodwill.

On disposal of a subsidiary, any attributable amount of purchased goodwill not previously amortised through the consolidated profit and loss account or which has previously been dealt with as a movement on Group reserves is included in the calculation of the profit or loss on disposal.

2. SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

(f) Other Investments in Securities

The Group's and the Company's policies for investments in securities other than investments in subsidiaries are as follows:

(i) Investments held on a continuing basis for an identified long-term purpose are classified as investment securities. Investment securities are stated in the balance sheet at cost less any provisions for diminution in value. Provisions are made when the fair values have declined below the carrying amounts, unless there is evidence that the decline is temporary, and are recognised as an expense in the profit and loss account, such provisions being determined for each investment individually.

(ii) Provisions against the carrying value of investment securities are written back when the circumstances and events that led to the write-down or write-off cease to exist and there is persuasive evidence that the new circumstances and events will persist for the forseeable future.

(iii) All other securities (whether held for trading or otherwise) are stated in the balance sheet at fair value. Changes in fair value are recognised in the profit and loss account as they arise. Securities are presented as trading securities when they were acquired principally for the purpose of generating a profit from short-term fluctuations in price or dealer's margin.

(iv) Profits or losses on disposal of investments in securities are determined as the difference between the estimated net disposal proceeds and the carrying amount of the investments and are accounted for in the profit and loss account as they arise.

(g) Intangible Assets (other than Goodwill)

(i) Intangible assets that are acquired by the Group are stated in the balance sheet at cost less accumulated amortisation and impairment losses (see note 2(i)).

(ii) Subsequent expenditure on an intangible asset after its purchase or its completion is recognised as an expense when it is incurred unless it is probable that this expenditure will enable the asset to generate future economic benefits in excess of its originally assessed standard of performance and this expenditure can be measured and attributed to the asset reliably. If these conditions are met, the subsequent expenditure is added to the cost of the intangible asset.

(iii) Amortisation of intangible assets, comprising trademarks, is charged to the profit and loss account on a straight-line basis over the assets' estimated useful lives of ten years.

(h) Leased Assets

Leases of assets under which the lessee assumes substantially all the risks and benefits of ownership are classified as finance leases. Leases of assets under which the lessor has not transferred all the risks and benefits of ownership are classified as operating leases.

Where the Group has the use of assets under operating leases, payments made under the leases are charged to the profit and loss account in equal instalments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset.

(i) Impairment of Assets

Internal and external sources of information are reviewed at each balance sheet date to identify indications that the following assets may be impaired or an impairment loss previously recognised no longer exists or may have decreased:

- fixed assets;
- investments in subsidiaries (except for those accounted for at fair value under note 2(c));
- other investments in securities (except for those accounted for at fair value under note 2(f)); and
- intangible assets.

If any such indication exists, the asset's recoverable amount is estimated. An impairment loss is recognised whenever the carrying amount of an asset exceeds its recoverable amount.

2. SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

(j) *Income Tax*

(i) Income tax for the year comprises current tax and movements in deferred tax assets and liabilities. Current tax and movements in deferred tax assets and liabilities are recognised in the profit and loss account except to the extent that they relate to items recognised directly in equity, in which case they are recognised in equity.

(ii) Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

(iii) Deferred tax assets and liabilities arise from deductible and taxable temporary differences respectively, being the differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. Deferred tax assets also arise from unused tax losses and unused tax credits.

Apart from certain limited exceptions, all deferred tax liabilities, and all deferred tax assets to the extent that it is probable that future taxable profits will be available against which the asset can be utilised, are recognised. Future taxable profits that may support the recognition of deferred tax assets arising from deductible temporary differences include those that will arise from the reversal of existing taxable temporary differences, provided those differences relate to the same taxation authority and the same taxable entity, and are expected to reverse either in the same period as the expected reversal of the deductible temporary difference or in periods into which a tax loss arising from the deferred tax asset can be carried back or forward. The same criteria are adopted when determining whether existing taxable temporary differences support the recognition of deferred tax assets arising from unused tax losses and credits, that is, those differences are taken into account if they relate to the same taxation authority and the same taxable entity, and are expected to reverse in a period, or periods, in which the tax loss or credit can be utilised.

The limited exceptions to recognition of deferred tax assets and liabilities are those temporary differences arising from goodwill not deductible for tax purposes, negative goodwill treated as deferred income, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit (provided they are not part of a business combination), and temporary differences relating to investments in subsidiaries to the extent that, in the case of taxable differences, the Group controls the timing of the reversal and it is probable that the differences will not reverse in the foreseeable future, or in the case of deductible differences, unless it is probable that they will reverse in the future.

The amount of deferred tax recognised is measured based on the expected manner of realisation or settlement of the carrying amount of the assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date. Deferred tax assets and liabilities are not discounted.

The carrying amount of a deferred tax asset is reviewed at each balance sheet date and is reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow the related tax benefit to be utilised. Any such reduction is reversed to the extent that it becomes probable that sufficient taxable profit will be available.

(iv) Current tax balances and deferred tax balances, and movements therein, are presented separately from each other and are not offset. Current tax assets are offset against current tax liabilities, and deferred tax assets against deferred tax liabilities if, and only if, the Company or the Group has the legally enforceable right to set off current tax assets against current tax liabilities and the following additional conditions are met:

- in the case of current tax assets and liabilities, the Company or the Group intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously; or
- in the case of deferred tax assets and liabilities, if they relate to income taxes levied by the same taxation authority on either:
  - the same taxable entity; or
  - different taxable entities, which, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered, intend to realise the current tax assets and settle the current tax liabilities on a net basis or realise and settle simultaneously.

2. SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

(k) Revenue Recognition

Provided it is probable that the economic benefits will flow to the Group and the revenue and costs, if applicable, can be measured reliably, revenue is recognised in the profit and loss account as follows:

(i) Revenue arising from hotel management services, reservation distribution and payroll services is recognised when the relevant services are delivered.

(ii) Revenue arising from insurance and risk management services, where the Group acts as an agent and does not assume underwriting risk, is recognised based on the net amount retained or the amount billed to the customer less the amount paid to suppliers.

(iii) Revenue arising from insurance and risk management services, where the Group assumes underwriting risks, is recognised on a straight-line basis over the term of the insurance policy.

(iv) Interest income is accrued on a time-apportioned basis by reference to the principal outstanding and the rate applicable.

(v) Dividend income from investments is recognised when the shareholder's right to receive payment is established.

(l) Foreign Currency Translation

(i) Monetary assets and liabilities in foreign currencies are translated into the reporting currency of the Company and its subsidiaries at rates of exchange ruling at the balance sheet date and transactions in foreign currencies during the year are translated at rates ruling on the transaction dates. Exchange gains and losses are dealt with in the profit and loss account.

(ii) Assets and liabilities of foreign operations that are not integral to the operations of the Company are translated into Hong Kong dollars at the rates of exchange ruling at the balance sheet date while the results are translated into Hong Kong dollars at the average exchange rates for the year. Exchange differences arising thereon are taken directly to reserves.

(m) Software Costs

Cost incurred to develop or obtain software that allows for access or conversion of old data by new systems is capitalised. Software purchased from third parties is capitalised if the related software under development has reached technological feasibility or if there are alternative future uses for the purchased software. Technological feasibility is attained when software products reach Beta release. These capitalised software costs will be amortised over the lesser of three years or the useful life of the software.

Costs incurred prior to the establishment of technological feasibility are charged to product development expense. Costs incurred in connection with business process reengineering are expensed as incurred.

In addition, costs of materials, consultant, interest and payroll related costs for employees incurred in developing internal use computer software is capitalised once technological feasibility is attained. Costs incurred prior to the establishment of technological feasibility are charged to general and administrative expense.

(n) Employee Benefits

(i) Salaries, annual bonuses, paid annual leave, leave passage and the cost to the Group of non-monetary benefits are accrued in the year in which the associated services are rendered by employees of the Group. Where payment or settlement is deferred and the effect would be material, these amounts are stated at their present values.

(ii) Contributions to defined contribution schemes are charged to the profit and loss account as incurred.

(iii) When the Group grants employees options to acquire shares of the Company at nil consideration, no employee benefit cost or obligation is recognised at the date of grant. When the options are exercised, equity is increased by the amount of the proceeds received.

(iv) Termination benefits are recognised when, and only when, the Group demonstrably commits itself to terminate employment or to provide benefits as a result of voluntary redundancy by having a detailed formal plan which is without realistic possibility of withdrawal.

2. SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

(o) Related Parties

For the purposes of these financial statements, parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals or other entities.

(p) Cash Equivalents

Cash equivalents are short-term, highly liquid investments which are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, having been within three months of maturity at acquisition.

(q) Segment Reporting

A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

In accordance with the Group's internal financial reporting system, the Group has chosen business segment information as the primary reporting format and geographical segment information as the secondary reporting format for the purposes of these financial statements.

Segment revenue, expenses, results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis to that segment. For example, segment assets may include trade receivables and fixed assets. Segment revenue, expenses, assets, and liabilities are determined before intra-group balances and intra-group transactions are eliminated as part of the consolidation process, except to the extent that such intra-group balances and transactions are between group enterprises within a single segment. Inter-segment pricing is based on similar terms as those available to other external parties.

Segment capital expenditure is the total cost incurred during the period to acquire segment assets (both tangible and intangible) that are expected to be used for more than one period.

Unallocated items mainly comprise financial and corporate assets, corporate and financing expenses and minority interests.

(r) Liability for Unpaid Insurance Claims

Liability for unpaid insurance claims are based on claims filed and estimates for claims incurred but not reported.

3. CHANGES IN ACCOUNTING POLICIES

In prior years, deferred tax liabilities were provided using the liability method in respect of the taxation effect arising from all material timing differences between the accounting and tax treatment of income and expenditure, which were expected with reasonable probability to crystallise in the foreseeable future. Deferred tax assets were not recognised unless their realisation was assured beyond reasonable doubt. With effect from 1 January 2003, in order to comply with Statement of Standard Accounting Practice 12 (revised) issued by the Hong Kong Society of Accountants, the Group adopted a new policy for deferred tax as set out in note 2(j). The adoption of this accounting policy did not give rise to any adjustments to the opening balance of unappropriated profits of the prior and current periods or to changes in comparatives.

4. TURNOVER

Turnover of the Group comprises revenue from hospitality-related operations, dividend income and interest income. The amount of each significant category of revenue recognised in turnover during the year is as follows:

	2003 HK$'000	2002 HK$'000
Hospitality related services	**60,858**	64,778
Investment holding activities	**24,005**	13,033
	84,863	77,811

Included in turnover above is dividend income from listed securities amounting to HK$16,362,000 (2002: HK$Nil).

5. OTHER NET INCOME

	The Group	
	2003 HK$'000	2002 HK$'000
Exchange gain (net)	**3,283**	29,193
Profit on sale of fixed assets (net)	**66**	604
Net unrealised gain on stating securities at fair value	**14,554**	–
Others	**75**	408
	17,978	30,205

6. SEGMENT REPORTING

Segment information is presented in respect of the Group's business and geographical segments. Business segment information is chosen as the primary reporting format because this is more relevant to the Group's internal financial reporting.

Business segments

The Group comprises the following main business segments:

Investment holding: The activities of investing.

Hospitality related services: The provision of e-business enablement, hospitality solutions, hotel management services, hotel reservation services, insurance sales and risk management services, and payroll services and procurement services.

	Investment Holding		Hospitality Related Services		Consolidated	
	2003 HK$'000	2002 HK$'000	2003 HK$'000	2002 HK$'000	2003 HK$'000	2002 HK$'000
Revenue from external customers	**24,005**	13,033	**60,858**	64,778	**84,863**	77,811
Profit/(Loss) from ordinary activities before taxation	**29,787**	34,230	**3,818**	(15,517)	**33,605**	18,713
Taxation					**–**	(376)
Minority interests					**(499)**	2,152
Profit attributable to shareholders					**33,106**	20,489

6. SEGMENT REPORTING (Cont'd)

	Investment Holding		Hospitality Related Services		Consolidated	
	2003 HK$'000	**2002 HK$'000**	**2003 HK$'000**	**2002 HK$'000**	**2003 HK$'000**	**2002 HK$'000**
Depreciation and amortisation for the year	**1,082**	1,129	**1,642**	2,314	**2,724**	3,443
Impairment loss for the year	**-**	–	**-**	436	**-**	436
Segment assets	**575,777**	556,916	**53,696**	52,650	**629,473**	609,566
Segment liabilities	**5,698**	6,104	**16,662**	21,468	**22,360**	27,572
Capital expenditure incurred during the year	**1,778**	3,203	**109**	1,239	**1,887**	4,442

Geographical segments

The Group's investing activities are mainly carried out in Hong Kong and Singapore. The hospitality related services are carried out by the subsidiaries based in the United States.

In presenting information on the basis of geographical segments, segment revenue, in relation to investment holding is based on the geographical location of investments and segment revenue in relation to hospitality related services is based on the geographical location of customers. Segment assets and capital expenditure are based on the geographical location of the assets.

	Hong Kong		United States		Singapore		Consolidated	
	2003 HK$'000	**2002 HK$'000**	**2003 HK$'000**	**2002 HK$'000**	**2003 HK$'000**	**2002 HK$'000**	**2003 HK$'000**	**2002 HK$'000**
Revenue from external customers	**22,378**	10,749	**58,965**	62,645	**3,520**	4,417	**84,863**	77,811
Segment assets	**428,680**	410,425	**42,790**	51,453	**158,003**	147,688	**629,473**	609,566
Capital expenditure incurred during the year	**-**	–	**109**	1,239	**1,778**	3,203	**1,887**	4,442

7. PROFIT FROM ORDINARY ACTIVITIES BEFORE TAXATION

Profit from ordinary activities before taxation is arrived at after charging/(crediting):

	The Group	
	2003 HK$'000	**2002 HK$'000**
(a) Staff costs		
Contributions to defined contribution plan	**820**	830
Salaries, wages and other benefits	**28,093**	33,013
	28,913	33,843
(b) Other items		
Amortisation of intangible assets	**62**	62
Auditors' remuneration		
- current year	**782**	721
- overprovision in respect of prior year	**-**	(86)
Depreciation of fixed assets	**2,662**	3,381
Fixed assets written off	**-**	763
Allowance for doubtful receivables (trade)	**2,218**	1,240
Interest income		
- bank	**(7,503)**	(13,266)
- affiliated companies	**(140)**	(741)
Operating lease charges: minimum lease payments		
- property rentals	**872**	1,687
Impairment losses on investment securities	**-**	436
Restructuring expense*	**-**	13,460

* Restructuring expense relates to cost associated with the scaling down of the Group's operations in the United States in relation to hospitality related services.

8. TAXATION

	The Group	
	2003 HK$'000	**2002 HK$'000**
(a) Taxation in the consolidated profit and loss account represents:		
Current tax		
Hong Kong		
- current year	–	938
- overprovision in respect of prior years (net)	–	(57)
Overseas		
- underprovision in respect of prior years (net)	–	22
	–	903
Deferred tax (Note 21)		
Origination and reversal of temporary differences	–	(527)
	–	376

8. TAXATION (Cont'd)

(b) Reconciliation between tax expense and accounting profit at applicable tax rates:

	%	2003 HK$'000	%	2002 HK$'000
Profit from ordinary activities before taxation		**33,605**		18,713
Income tax using Hong Kong tax rates	17.50	**5,881**	16.00	2,994
Tax effect of non-taxable income	(22.04)	**(7,407)**	(34.38)	(6,433)
Tax effect on non-deductible expenses	7.79	**2,618**	8.73	1,633
Effect of tax rates in foreign jurisdictions	1.72	**578**	(18.45)	(3,452)
Current year's deferred tax assets not recognised	0.71	**240**	32.17	6,020
Utilisation of deferred tax assets not recognised in prior years	(6.47)	**(2,173)**	–	–
Overprovision in respect of prior years (net)	–	**–**	(0.19)	(35)
Others	0.79	**263**	(1.88)	(351)
Actual tax expense	–	**–**	2.00	376

(c) Taxation in the balance sheet represents:

	The Group		The Company	
	2003 HK$'000	2002 HK$'000	2003 HK$'000	2002 HK$'000
Provision for Hong Kong Profits Tax for the year	**–**	938	**–**	938
Balance of Hong Kong Profits Tax provision relating to prior years	**1,040**	102	**1,025**	87
Balance of Profits Tax provision relating to overseas subsidiaries	**8**	23	**–**	–
	1,048	1,063	**1,025**	1,025

The provision for Hong Kong profits tax is calculated at 17.5% (2002: 16%) of the estimated assessable profits for the year ended 31 December 2003. Taxation for overseas subsidiaries is similarly charged at the appropriate current rates of taxation ruling in the relevant countries.

The Company is exempted from taxation in the Cayman Islands for a period of twenty years from 1989 under the provisions of Section 6 of the Tax Concessions Law (Revised) of the Cayman Islands.

8. TAXATION (Cont'd)

(d) Deferred tax assets not recognised:

The following temporary differences have not been recognised:

	The Group		The Company	
	2003 HK$'000	**2002 HK$'000**	**2003 HK$'000**	**2002 HK$'000**
Deductible temporary differences	**24,224**	33,624	**645**	425
Tax losses	**62,271**	57,145	**13,965**	13,027
	86,495	90,769	**14,610**	13,452

Deferred tax assets have not been recognised in respect of these items because it is not probable that future taxable profits will be available against which the Group and the Company can utilise the benefits. Tax losses amounting to HK$48,306,000 (2002: HK$44,118,000) expire 20 years from the year the tax losses were incurred. The remaining tax losses of HK$13,965,000 (2002: HK$13,027,000) do not expire under the respective countries' tax legislation.

9. PROFIT ATTRIBUTABLE TO SHAREHOLDERS

Profit after taxation to the extent of HK$40,860,000 (2002: HK$20,225,000) has been dealt with in the Company's financial statements.

10. DIVIDENDS

	2003 HK$'000	**2002 HK$'000**
(a) Dividends attributable to the year		
Final dividend proposed after the balance sheet date of HK3 cents per share (2002: HK2 cents per share)	**11,494**	7,663

The final dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

	2003 HK$'000	**2002 HK$'000**
(b) Dividends attributable to the previous financial year, approved and paid during the year		
Final dividend in respect of the previous financial year, approved and paid during the year, of HK2 cents per share (2002: nil cents per share) - by cash	**7,663**	–

11. EARNINGS PER SHARE

(a) Basic Earnings Per Share

In the current financial year, the calculation of basic earnings per share is based on profit after taxation attributable to shareholders of HK$33,106,000 (2002: HK$20,489,000) and 383,125,524 ordinary shares in issue during the year.

(b) Diluted Earnings Per Share

Diluted earnings per share is not applicable as there are no dilutive potential ordinary shares during the financial year.

12. FIXED ASSETS

(a) The Group

	Plant, Machinery & Equipment HK$'000	Motor Vehicles HK$'000	Total HK$'000
Cost			
At 1 January 2003	11,847	5,631	17,478
Exchange difference	(27)	–	(27)
Additions	112	1,775	1,887
Disposals/write-offs	–	(1,506)	(1,506)
At 31 December 2003	11,932	5,900	17,832
Depreciation and Impairment Losses			
At 1 January 2003	8,626	1,375	10,001
Exchange difference	(20)	–	(20)
Charge for the year	1,808	854	2,662
Disposals/write-offs	–	(66)	(66)
At 31 December 2003	10,414	2,163	12,577
Net Book Value			
At 31 December 2003	1,518	3,737	5,255
At 31 December 2002	3,221	4,256	7,477

(b) The Company

	Plant, Machinery & Equipment HK$'000	Motor Vehicles HK$'000	Total HK$'000
Cost			
At 1 January 2003	2,935	5,631	8,566
Additions	3	1,775	1,778
Disposals/write-offs	–	(1,506)	(1,506)
At 31 December 2003	2,938	5,900	8,838
Accumulated Depreciation			
At 1 January 2003	2,278	1,375	3,653
Charge for the year	228	854	1,082
Disposals/write-offs	–	(66)	(66)
At 31 December 2003	2,506	2,163	4,669
Net Book Value			
At 31 December 2003	432	3,737	4,169
At 31 December 2002	657	4,256	4,913

13. INTANGIBLE ASSETS

	The Group Trademarks	
	2003 HK$'000	**2002 HK$'000**
Cost		
At 1 January	**1,029**	935
Exchange difference	**(3)**	–
Expenditure during the year	**-**	94
At 31 December	**1,026**	1,029
Amortisation and Impairment Losses		
At 1 January	**491**	429
Charge for the year	**62**	62
At 31 December	**553**	491
Net Book Value		
At 31 December	**473**	538

The amortisation charge for the year is included in "administrative expenses" in the consolidated profit and loss account.

14. INTERESTS IN SUBSIDIARIES

		The Company	
	Note	**2003 HK$'000**	**2002 HK$'000**
Long-Term:			
Unlisted shares, at cost		**220,860**	220,860
Less:			
Impairment losses			
At 1 January		**80,119**	68,004
Charge to profit and loss account		**-**	12,115
At 31 December		**80,119**	80,119
		140,741	140,741
Non-current:			
Loan owing to a subsidiary		**(1,402)**	(11,902)
Current:			
Amounts owing by subsidiaries	18	**-**	12,521

The amounts owing by/(to) subsidiaries are interest-free, unsecured and have no fixed terms of repayment.

14. INTERESTS IN SUBSIDIARIES (Cont'd)

Details of the Group's significant interests in subsidiaries as at 31 December 2003 are as follows:

Company Name/ Principal Activities	Place of Incorporation and Operation	Particulars of Issued and Paid Up Capital	Group's Effective Holding %	Proportion of Equity Interest Held by Company %	Proportion of Equity Interest Held by Subsidiary %
Principal direct and indirect subsidiaries					
SWAN Holdings Limited (Investment holding)	Bermuda	33,345,333 shares of US$1 each	85	85	-
SWAN Inc. (Investment holding and provision of hospitality related services)	United States of America	10,000,000 common stocks of US$0.01 each	85	-	100
Sceptre Hospitality Resources Inc. (Provision of reservation system services)	United States of America	100 common stocks of US$0.01 each	85	-	100
SWAN Risk Services Limited (Provision of risk management services)	Bermuda	120,000 ordinary shares of US$1 each	85	-	100

Subsequent to the year end, SWAN Inc. changed its name to Richfield Hospitality Inc.

15. AFFILIATED COMPANIES

	The Group		The Company	
	2003 HK$'000	**2002 HK$'000**	**2003 HK$'000**	**2002 HK$'000**
Amounts owing by:				
Other affiliated companies				
- interest-bearing	**-**	7,388	**-**	-
- interest-free	**3,181**	3,492	**9,286**	468
	3,181	10,880	**9,286**	468
Amounts owing to:				
Other affiliated companies				
- interest-free	**(554)**	(68)	**(554)**	(68)

The amounts owing by/(to) affiliated companies are unsecured and have no fixed terms of repayment. In respect of interest-bearing amounts, interest was charged at rate of 8.5% per annum in 2002.

Other affiliated companies comprise subsidiaries of the holding company.

16. OTHER FINANCIAL ASSETS (NON-CURRENT)

	The Group	
	2003 **HK$'000**	**2002** **HK$'000**
Investment securities - unlisted	**715**	662
Less:		
Impairment losses		
At 1 January	**436**	–
Charge to profit and loss account	**–**	436
	436	436
At 31 December	**279**	226

17. OTHER FINANCIAL ASSETS (CURRENT)

	The Group		The Company	
	2003 **HK$'000**	**2002** **HK$'000**	**2003** **HK$'000**	**2002** **HK$'000**
Other investments				
Equity securities				
- listed outside Hong Kong	**58,240**	18,918	**58,240**	18,918
Market value at 31 December:				
Equity securities				
- listed outside Hong Kong	**58,240**	18,918	**58,240**	18,918

18. TRADE AND OTHER RECEIVABLES

	The Group		The Company	
	2003 **HK$'000**	**2002** **HK$'000**	**2003** **HK$'000**	**2002** **HK$'000**
Trade receivables less allowance (Note 19)	**14,154**	9,421	**4,149**	770
Other receivables, deposits and prepayments	**5,965**	8,734	**2,195**	1,248
Amounts owing by subsidiaries (Note 14)	**–**	–	**–**	12,521
Amounts owing by affiliated companies (Note 15)	**3,181**	10,880	**9,286**	468
Dividend receivable	**14,760**	–	**14,760**	–
	38,060	29,035	**30,390**	15,007

All of the trade and other receivables are expected to be recovered within one year.

19. TRADE RECEIVABLES

	The Group		The Company	
	2003 HK$'000	**2002 HK$'000**	**2003 HK$'000**	**2002 HK$'000**
Trade receivables	16,830	10,185	4,149	770
Less:				
Allowance for doubtful receivables				
At 1 January	**(764)**	(62)	**-**	–
Exchange difference	**10**	–	**-**	–
Allowance made during the year	**(2,218)**	(1,240)	**-**	–
Allowance utilised during the year	**296**	538	**-**	–
At 31 December	**(2,676)**	(764)	**-**	–
	14,154	9,421	**4,149**	770

The aging analysis of trade receivables (net of allowance for doubtful receivables) is as follows:

	The Group		The Company	
	2003 HK$'000	**2002 HK$'000**	**2003 HK$'000**	**2002 HK$'000**
Current	**6,488**	7,176	**74**	333
1 to 3 months overdue	**6,016**	1,333	**2,727**	437
More than 3 months overdue but less than 12 months overdue	**1,650**	912	**1,348**	–
	14,154	9,421	**4,149**	770

Debts are due within 1 month from the date of billing. However, debtors with balances that are more than 3 months overdue are requested to settle all outstanding balances before any further credit is granted.

20. TRADE AND OTHER PAYABLES

	The Group		The Company	
	2003 HK$'000	**2002 HK$'000**	**2003 HK$'000**	**2002 HK$'000**
Trade payables	**1,890**	5,775	**1,285**	–
Other payables and accrued charges	**19,916**	21,729	**6,114**	5,843
Amounts owing to affiliated companies (Note 15)	**554**	68	**554**	68
	22,360	27,572	**7,953**	5,911

All of the trade and other payables are expected to be settled within one year. All trade payables are due within 1 month or on demand.

21. DEFERRED TAXATION

Movements on deferred taxation comprise:

	The Group		The Company	
	2003 **HK$'000**	**2002** **HK$'000**	**2003** **HK$'000**	**2002** **HK$'000**
At 1 January	-	527	-	527
Less:				
Transfer to profit and loss account (Note 8)	-	(527)	-	(527)
At 31 December	-	-	-	-

The deferred tax liability of HK$527,000 relate to unrealised gain on foreign exchange swap transaction.

22. SHARE CAPITAL

	The Company			
	No. of shares	**2003** **HK$'000**	**No. of shares**	**2002** **HK$'000**
Authorised:				
Ordinary shares of HK$1 each	2,720,615,042	**2,720,615**	2,720,615,042	2,720,615
Issued and fully paid:				
Ordinary shares of HK$1 each	383,125,524	**383,126**	383,125,524	383,126

An Executive Share Option Scheme (the "1997 Scheme") for executives and/or employees (including the executive directors) of the Company and its subsidiaries was adopted by the Company on 11 June 1997. Under the 1997 Scheme, the maximum number of shares that may be granted by the Directors shall not exceed 10% of the share capital of the Company in issue on the date of granting any option. The subscription price of shares under the Scheme will be equivalent to 80% of the average of the last dealt prices of shares on the Hong Kong Stock Exchange on the five trading days immediately preceding the date of grant of the option or the nominal value of the shares, whichever is greater.

Throughout the financial year, no share option was granted and outstanding.

23. RESERVES

The Group	Exchange Reserve HK$'000	Revenue Reserves HK$'000	Total HK$'000
At 1 January 2002	88	152,319	152,407
Profit for the year	–	20,489	20,489
Exchange differences on translation of financial statements of foreign subsidiaries	75	–	75
At 31 December 2002	163	172,808	172,971
Dividends approved in respect of the previous financial year (Note 10(b))	–	(7,663)	(7,663)
Profit for the year	–	33,106	33,106
Exchange differences on translation of financial statements of foreign subsidiaries	(687)	–	(687)
At 31 December 2003	(524)	198,251	197,727

The Company	Revenue Reserves HK$'000	Total HK$'000
At 1 January 2002	142,684	142,684
Profit for the year	20,225	20,225
At 31 December 2002	162,909	162,909
Dividends approved in respect of the previous financial year (Note 10(b))	(7,663)	(7,663)
Profit for the year	40,860	40,860
At 31 December 2003	196,106	196,106

Under Cayman Islands law, the Company has reserves available for distribution to shareholders of HK$196,106,000 (2002: HK$162,909,000).

24. MATERIAL RELATED PARTY TRANSACTIONS

During the year, there were the following material related party transactions:

	The Group	
	2003	**2002**
	HK$'000	**HK$'000**
Affiliated companies		
(a) Pricing determined in the normal course of business:		
Dividend income	**1,602**	–
(b) Pricing determined on agreed terms:		
Reimbursement of payroll costs	**401**	–
Payment of payroll costs	**54**	–
Rental income	**137**	–
Interest income	**140**	–
Income from provision of hospitality and other related services	**23,879**	27,029
Accounting services income	**–**	3,858
Reimbursement of expenses	**–**	2,331
Others	**–**	163

25. COMMITMENTS

At 31 December 2003, the total future minimum lease payments under non-cancellable operating leases in respect of land and buildings are payable as follows:

	The Group	
	2003	**2002**
	HK$'000	**HK$'000**
Within 1 year	954	873
After 1 year but within 5 years	760	1,730
	1,714	2,603

26. DIRECTORS' REMUNERATION

(i) The aggregate amount of the Directors' and five highest paid individuals' emoluments for the year are as follows:

	Directors		Employees	
	2003	**2002**	**2003**	**2002**
	HK$'000	**HK$'000**	**HK$'000**	**HK$'000**
Fees	**2,332**	2,332	**–**	–
Other emoluments:				
- Basic salaries, allowances and other benefits in kind	**2,051**	2,164	**725**	706
- Pension contributions	**55**	64	**14**	19
- Discretionary bonus	**231**	263	**60**	59
	4,669	4,823	**799**	784

Of the five individuals with the highest emoluments, four (2002: four) are directors and one is an employee (2002: one).

Included in the fees of HK$2,332,000 (2002: HK$2,332,000) above, are fees of HK$582,000 (2002: HK$582,000) paid to independent non-executive Directors during the year.

26. DIRECTORS' REMUNERATION (Cont'd)

(ii) *The number of Directors and the employees included in the five highest paid individuals whose emoluments fall within the following bands are as follows:*

	Number of Directors		Employees	
	2003	**2002**	**2003**	**2002**
HK$Nil - HK$1,000,000	**9**	9	**1**	1
HK$1,000,001 - HK$1,500,000	**–**	–	**–**	–
HK$1,500,001 - HK$2,000,000	**1**	1	**–**	–
HK$2,000,001 - HK$2,500,000	**–**	–	**–**	–
HK$2,500,001 - HK$3,000,000	**–**	–	**–**	–
HK$3,000,001 - HK$3,500,000	**–**	–	**–**	–
	10	10	**1**	1

No Directors have waived emoluments in respect of the years ended 31 December 2003 and 31 December 2002.

27. PENSION SCHEMES

In United States, the Group operates a defined contribution scheme in which the Group matches a portion of each participating employee's contribution, subject to certain limits.

The total pension cost charged to the profit and loss account of the Group was HK$875,000 (2002: HK$894,000).

28. ULTIMATE HOLDING COMPANY

The Directors consider the ultimate holding company at 31 December 2003 to be Hong Leong Investment Holdings Pte. Ltd., incorporated in the Republic of Singapore.

29. COMPARATIVE FIGURES

Comparative figures have been reclassified to conform with the current year's presentation.

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Fifteenth Annual General Meeting of the Shareholders of the Company will be held at Room 2803, 28th Floor, Great Eagle Centre, 23 Harbour Road, Wanchai, Hong Kong on 16 April 2004 at 10:00 a.m. for the following purposes:

AS ORDINARY BUSINESS

1. To receive and consider the Audited Consolidated Financial Statements of the Company and its subsidiaries and the Reports of the Directors and Auditors for the year ended 31 December 2003.
2. To declare a final dividend.
3. To re-elect the retiring Directors and to fix the Directors' remuneration.
4. To appoint Auditors for the ensuing year and authorise the Directors to fix their remuneration.

AS SPECIAL BUSINESS

To consider and, if thought fit, pass the following resolutions as Ordinary Resolutions:

5. **"That :**

(a) subject to paragraph (c) below, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such powers be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall authorise the Directors of the Company during the Relevant Period to make and grant offers, agreements and options which would or might require shares to be allotted after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to shares issued as a result of a Rights Issue (as hereinafter defined) or pursuant to the exercise of options under the share option scheme of the Company or any shares allotted in lieu of the whole or part of a dividend on shares in accordance with the articles of association of the Company, shall not exceed 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of the passing of this resolution and the said approval shall be limited accordingly; and

(d) for the purposes of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company or any applicable laws of the Cayman Islands to be held; or

(iii) the revocation or variation of this resolution by an ordinary resolution of the shareholders of the Company in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the Directors of the Company to holders of shares whose names appear on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or legal or practical problems under the laws of, or the requirements of, any recognized regulatory body or any stock exchange in any territory outside Hong Kong.)."

6. **"That :**

(a) subject to paragraph (b) below, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all powers of the Company to purchase its own securities, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of securities of the Company which may be purchased by the Company pursuant to the approval in paragraph (a) above during the Relevant Period shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of the passing of this resolution, and the said approval be limited accordingly; and

(c) for the purposes of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company or any applicable laws of the Cayman Islands to be held; or

(iii) the revocation or variation of this resolution by an ordinary resolution of the shareholders of the Company in general meeting."

7. "That subject to the passing of resolutions nos. 5 and 6, the aggregate nominal amount of shares which are to be purchased by the Company pursuant to the authority granted to the Directors of the Company as mentioned in resolution no. 6 shall be added to the aggregate nominal amount of share capital that may be allotted or agreed to be allotted by the Directors of the Company pursuant to resolution no. 5."

By Order of the Board

Brian L. C. Tsang
Secretary

Hong Kong, 19 February 2004

Notes:

(a) The Register of Members will be closed from 13 April 2004 to 16 April 2004, both days inclusive, during which no transfer of shares will be registered. In order to qualify for the final dividend, payable on or before 14 May 2004, to be approved at the Annual General Meeting, all transfers accompanied by the relevant share certificates must be lodged with the Company's registrars, Computershare Hong Kong Investor Services Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not later than 4.00 p.m. on 8 April 2004.

(b) A member entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and on a poll to vote in his/her stead. A proxy need not be a member of the Company.

(c) In order to be valid, the form of proxy together with a power of attorney or other authority (if any) under which it is signed or a notarially certified copy of such power or authority must be deposited at the Company's principal office in Hong Kong at Room 2803, 28th Floor, Great Eagle Centre, 23 Harbour Road, Wanchai, Hong Kong not less than 48 hours before the time fixed for holding the Meeting or any adjourned meeting.

PRODUCED BY
Hong Leong Group Singapore
Group Corporate Affairs Department
www.hongleong.com.sg

DESIGNED BY
Creative
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